Mail Stop 4561

March 6, 2009

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114

      Re: NovaStar Financial, Inc.
             Form 10-K for the Year Ended December 31, 2007
             Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
             File No. 1-13533

Dear Mr. Schwatken:

      We have read your supplemental response letter dated February 20, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1. In your response to comment 2 of our letter dated February 5, 2009 you have stated that you concluded that as a result of the provision included in your Sale and Servicing agreement that gave you the right (as depositor) to deposit derivatives solely for the benefit of the certificates at any time into the NovaStar Mortgage Funding Trust, Series 2006-1 and 2006-MTA1 that these SPEs did not meet the requirements of paragraph 35 of SFAS No. 140. Please tell us whether there was a business purpose for removing these features and whether you believe that the actions you took to remove these features were substantive in nature. If you believe that these actions were not substantive, please tell us why you believe

that SFAS No. 140 supports the position that taking such actions results in a non-qualifying SPE becoming a QSPE.

2. We note that on page 3 of the Interoffice Memorandum dated October 10, 2008 that you provided in your February 20, 2009 response letter that you stated that you have never had to purchase a loan out of securitization due to origination defects. We note in your Form 10-K for the year ended December 31, 2007 that you disclose that during 2007 you received an increased number of repurchase and indemnification demands from purchasers of whole loans as a result of, among other things, borrower fraud. Please clarify whether the reason that you have received repurchase demands related to whole loan sales and not from your securitizations is more thorough controls over origination defects (i.e. no borrower fraud) for the loans transferred to securitization trusts versus loans sold as whole loans. Please clarify whether you believe the defect detection risk for loans in a securitization structure differs from whole loans sold, and if so why.

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Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief